Exhibit 12

tw telecom inc.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Income (loss) before income taxes	(4,087)	3,561	$30,332	(4,919)	$(53,820)	(108,952)	(108,064)
Interest expense (net of amounts capitalized)	38,011	21,458	84,001	93,336	105,836	145,273	134,262
Interest factor on rentals	6,318	5,895	24,344	22,452	20,541	13,633	11,689
Estimated amortization of capitalized interest	639	596	2,263	2,142	1,937	1,737	1,519

Earnings available for fixed charges	40,882	31,509	$140,940	113,011	$74,494	51,691	39,406

Interest charges	38,592	$22,112	$86,421	96,241	$108,219	147,627	137,139
Interest factor on rentals	6,318	5,895	24,344	22,452	20,541	13,633	11,689

Fixed charges	44,910	28,007	110,765	118,693	128,760	161,260	148,828

Ratio of earnings to fixed charges (1)	—	1.1	1.3	—	—	—	—

(1)	The earnings for the three months ended March 31, 2010 and the years ended December 31, 2008, 2007, 2006 and 2005 were inadequate to cover total fixed charges. The coverage deficiencies for total fixed charges were $4.0 million, $5.7 million, $54.3 million, $109.6 million and $109.4 million, respectively.